Stubbs
Alderton &
Markiles, LLP
Business & Technology Law


November 28, 2006

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

     RE:  DIGITALFX  INTERNATIONAL,  INC.
          RESPONSES  TO  STAFF  COMMENTS  OF  NOVEMBER  20,  2006
          WITH  RESPECT  TO:
          AMENDMENT  NO.  2  TO  FORM  SB-2
          FILED  ON  NOVEMBER  2,  2006
          FILE  NO.  333-136855

          FORM  10-KSB  FOR  FISCAL  YEAR  ENDED  DECEMBER  31,  2005
          FILED  MARCH  23,  2006

          FORMS 10-QSB FOR FISCAL QUARTERS ENDED MARCH 31, JUNE 30 AND SEPTEMBER 30, 2006
          FILED MAY 12, AUGUST 15 AND NOVEMBER 14, 2006, RESPECTIVELY FILE NO. 0-27551

Ladies and Gentlemen:

     On behalf of DigitalFX International, Inc. (the "COMPANY"), we have enclosed a copy of a third amendment (the "THIRD AMENDMENT") to the Registration Statement on Form SB-2 (File No. 333-136855) ("REGISTRATION STATEMENT") originally filed with the United States Securities and Exchange Commission on August 23, 2006 and as amended on October 5 and November 2, 2006. The Third Amendment was filed with the United States Securities and Exchange Commission on November 28, 2006.

     In addition to the Third Amendment, we have enclosed with the paper submission of this letter an additional "marked" copy of the Third Amendment comparing the document to the amendment to the Registration Statement filed on November 2, 2006, and hereby provide supplementally the following responses in reply to the comment letter dated November 20, 2006 (the "COMMENT LETTER") transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the "STAFF"). The factual information provided herein relating to the Company has been made available to us by the


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Securities and Exchange Commission
November 28, 2006
Page 2


Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

REGISTRATION STATEMENT ON FORM SB-2 FILED NOVEMBER 2, 2006
----------------------------------------------------------
FILE NO. 333-136855
-------------------

GENERAL
-------

1. PLEASE REFER TO PRIOR COMMENT 1. AS IT APPEARS THAT THE SHARES PURCHASED BY VISION PLACEOPPORTUNITY MASTER FUND WERE RESTRICTED SHARES OBTAINED IN MAY 2006, PLEASE ADVISE WHY YOU BELIEVE THE 4(1) EXEMPTION WAS AVAILABLE.

BACKGROUND

Vision Opportunity Master Fund, Ltd. ("Vision Opportunity") purchased shares of the common stock of DigitalFX International, Inc. (the "Company") on October 5, 2006, from Woodman Management Corporation, David Weiner and Jorel Management Corp., existing shareholders of the Company (collectively the "Sellers"), in private transactions not involving an issuer, underwriter, or dealer pursuant to
Section 4(1) (Section 4(1)(1/2)) of the Securities Act of 1933, as amended (the "Act").

4(1)(1/2)  EXEMPTION

Section 4(1) of the Act ("Section 4(1)") exempts from registration all "transactions by any person other than an issuer, underwriter, or dealer." Courts, following the United States Court of Appeals Second Circuit's decision in Gilligan Will & Co. v. SEC, (267 F.2d 461 (2n Cir.), cert. denied 361 U.S. 896 (1959)), have found a nexus between the private placement exemption provided under Section 4(2) of the Act ("Section 4(2)") and the non-issuer transaction exemption provided under Section 4(1), thereby permitting private sales by persons who are not deemed to be an issuer, dealer or underwriter under Section 4(1) so long as those sales comply with the requirements of Section 4(2) for a private placement as set forth by the United States Supreme Court in SEC v. Ralston Purina Co., 346 U.S. 119.

ISSUER

At the time that the Sellers sold their shares of the Company's common stock (the "Securities") to Vision Opportunity, each of the Sellers represented that it had not been for three months prior to the purchase date, an employee, officer, director or direct or indirect beneficial owner of more than ten percent (10%) of any class of equity security of the Company, or of any entity, directly or indirectly, controlling, controlled by or under common control with the Company, or otherwise been an "affiliate" as that term is defined under Rule
144. The Company's records confirmed these representations as true and correct. Since the Company had originally issued the Securities to the Sellers, and since the Sellers were not officers or directors of the Company or


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Securities and Exchange Commission
November 28, 2006
Page 3


beneficial owners of more than ten percent (10%) of any class of equity security of the Company, the Sellers cannot be deemed to be "issuers" of the Securities.

DEALER

To the Company's knowledge, none of the Sellers are currently, nor were at the time the Securities were sold to Vision Opportunity, broker-dealers.

UNDERWRITER

Section 2(a)(11) of the Act defines the term underwriter to include any person who has purchased from an issuer with a view to participating in or actually participating in the distribution of any security. While the term distribution is not defined, it has been equated with the term public offering. Consequently, an analysis of whether a person is or is not an underwriter for purposes of Section 4(1) involves an analysis of whether that person has engaged in a public offering. The United States Court of Appeals Second Circuit, in Gilligan Will & Co. v. SEC, (267 F.2d 461 (2n Cir.), cert. denied 361 U.S. 896
(1959)), defined the standard to be applied in judging whether an offering is "public" for purposes of Section 4(1) by reference to the United States Supreme Court's decision in SEC v. Ralston Purina Co., 346 U.S. 119. In Ralston Purina, the United States Supreme Court stated that "an offering to those who are shown to be able to fend for themselves is a transaction 'not involving any public offering.'" The United States Supreme Court also noted that some offerings may come within Section 4(2) because the parties to whom the securities are offered "have access to the same kind of information that the Act would make available in the form of a registration statement." The standards set forth in Ralston Purina for a non-public resale can be restated as a requirement that the purchaser in a resale (1) be sophisticated and (2) have access to the same information as would be available if the securities were registered.

     Sophistication
     --------------

     Pursuant to the Securities Purchase Agreement among Vision Opportunity and the Sellers, under which Vision Opportunity purchased its Securities, Vision Opportunity represented that it was an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Act. Vision Opportunity also represented that it had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment in the Securities and made an informed decision to so invest, had evaluated the risks and merits of such investment, had the ability to bear the economic risks of the investment in the Securities and could afford a complete loss of such investment, and understood the terms of and risks associated with the acquisition of the Securities, including, without limitation, a lack of liquidity, pricing availability and risks associated with the industry in which the Company operates.


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Securities and Exchange Commission
November 28, 2006
Page 4


     Vision Opportunity therefore represented that it was a sophisticated investor and neither the Company (after its review of the Securities Purchase Agreement) nor to the Company's knowledge, any Seller, had reason to doubt the veracity of Vision Opportunity's representations.

     Available  Information
     ----------------------

     At the time of Vision Opportunity's purchase of the Securities, the Company had filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months.

     Vision Opportunity also represented in the Securities Purchase Agreement that it had the opportunity to review such disclosure regarding the Company, its business, its financial condition and its prospects as Vision Opportunity had determined to be necessary in connection with the purchase of the Securities, including, without limitation, the Company's Annual Report on Form 10-K (or substantially equivalent form) for its most recently completed fiscal year, the Company's Quarterly Reports on Form 10-Q (or substantially equivalent form) for the fiscal quarters since the end of such completed fiscal year, and the Company's Current Reports on Form 8-K (or substantially equivalent form) since the end of such completed fiscal year, each as amended, and had an opportunity to ask such questions and make such inquiries concerning the Company, its business, its financial condition and its prospects as Vision Opportunity had deemed appropriate in connection with such purchase and to receive satisfactory answers to such questions and inquiries.

     Vision Opportunity therefore represented that it had access to all information it deemed necessary to make its investment decision, including information in the Company's filings with the United States Securities and Exchange Commission, and neither the Company (after its review of the Securities Purchase Agreement) nor to the Company's knowledge, any Seller, had reason to doubt the veracity of Vision Opportunity's representations.

OTHER  SECTION  4(2)  REQUIREMENTS

     Limited  Offering
     -----------------

     The Sellers sold the Securities to one accredited investor, Vision Opportunity.

     Investment  Intent
     ------------------

     Pursuant to the Securities Purchase Agreement under which Vision Opportunity purchased its Securities, Vision Opportunity represented that it was acquiring the Securities for investment for its own account, not as a nominee or agent, and not with a view to, or for sale in connection with, any distribution, resale or public offering of such Securities or any part thereof in violation of the Act, and that it did not have any contract, undertaking, agreement or


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Securities and Exchange Commission
November 28, 2006
Page 5


arrangement with any entity, organization or individual (each a "Person") to sell, transfer or grant participations to any Person with respect to the Securities.

     Vision Opportunity also agreed to have a legend placed on certificates representing the Securities indicating that the Securities were not registered for resale and could not be transferred unless in compliance with applicable federal and state securities laws.

     No  General  Solicitation
     -------------------------

     Vision placeOpportunity also represented that it was not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. Neither the Company (after its review of the Securities Purchase Agreement) nor to the Company's knowledge, any Seller, had reason to doubt the veracity of Vision Opportunity's representations.

AVAILABILITY  OF  EXEMPTION

Based on Vision Capital's representations regarding its sophistication and its access to information about the Company's business, and its representations and agreements in compliance with the other requirements of a private placement offering under Section 4(2), the sale of the Securities to Vision Opportunity does not constitute a public offering pursuant to the standards provided under Ralston Purina, and the Sellers are not underwriters for purposes of Section 4(1) of the Act. As Section 4(1) provides an exemption from registration for transactions by any person other than an issuer, underwriter, or dealer, and since the Sellers are not issuers, dealers or underwriters for purposes of
Section 4(1), the sale of the Securities by the Sellers to Vision Opportunity qualifies for the exemption provided by Section 4(1) (Section 4(1)(1/2)) of the Act.

2.   UPDATE  THE  FINANCIAL  STATEMENTS  AND RELATED DISCLOSURE PURSUANT TO RULE
     310(G)  OF  REGULATION  S-B  PRIOR  TO  EFFECTIVENESS.

     The Company has complied with the Staff's comment and refers the Staff to the revisions to the Third Amendment.

PART  II
--------

INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
---------------------------------------------

3. WE REISSUE PRIOR COMMENT 11. PLEASE REMOVE THE QUALIFICATION RELATING TO YOUR SUMMARY OF THE INDEMNIFICATION PROVISIONS.

     The  Company  has  complied  with  the  Staff's  comment.


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Securities and Exchange Commission
November 28, 2006
Page 6


                                *   *   *   *   *

     The  Company  has  made  the  following  additional  revisions in the Third
Amendment:

          - The Company has reduced the number of shares of common stock being registered to reflect the cancellation of a portion of an outstanding warrant and has revised the Principal and Selling
               Shareholder  Table  and  other  related  disclosure  accordingly.

                                       ***

     We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503.

                                             Sincerely,
                                             /s/ Gregory  Akselrud
                                             Gregory  Akselrud


cc:     Lorne Walker